Exhibit 99.1

FOR IMMEDIATE RELEASE

September 9, 2003

UB Announces Half Year Results For 2003

United Biscuits (‘‘UB’’), a leading European manufacturer and marketer of biscuits and snacks, today announces its half-year results for 2003.

Highlights:

•                  Group sales for the first half of 2003 increased to £670.5 million (2002: £644.5 million). After taking into account currency translation, sales were consistent with the first half of 2002.

•                  Strong performances in Northern and Southern Europe, building on significant growth in 2002 to achieve further growth of 3% and 9%, respectively, at constant exchange rates.

•                  UK Snacks continues to strengthen its position, showing a strong overall performance with its key priority brand sales growing year on year by 2.6%. UK Biscuits was impacted by the recent weakening in consumer demand and increased competitive and pricing pressures, year on year sales declining by 2.3%.

•                  Group EBITDA declined 4.3% to £73.0 million (2002: £76.3 million).

•                  Marketing investment, primarily behind priority brands, increased by 6.5%.

Commenting on the results, Malcolm Ritchie, Chairman and Chief Executive, said: “These results emphasise the importance of the breadth of UB’s strong market positions across Europe. The impressive revenue gains achieved in Northern and Southern Europe provided a useful counterbalance to tough trading in the UK and ensured the business was able to maintain its strategy of investing behind priority brands for future growth.”

“In the UK, our biscuit business was impacted by a number of factors, many of which are cyclical in nature. A weather related downturn in consumption towards the end of the first half, coupled with abnormal cost inflation and a competitive trading environment have been to some extent mitigated by price increases and our scale advantage in the UK. Despite the impact these factors will have on our margins in the short term, we remain committed to our strategic goals, as evidenced by the successful launch of McV a:m a new product range targeted at new consumption occasions.”

Ends

Press Enquiries:

CardewChancery

Tim Robertson/ Sofia Rehman

Telephone: 020 7930 0777

NOTES TO EDITORS

•                  In 2001, UB achieved sales of £1,263 million - £924 million in biscuits category sales and £339 million in snack category sales.

•                  In 2002, UB achieved a 3.6% increase in sales to £1,308 million. Branded sales rose 3.6% to £1.1 billion and accounted for 86% of sales.

•                  UB is the market leader in biscuits production in the UK, the Netherlands & Spain, and number two in France & Portugal. KP Snacks is number two in the UK in terms of sales and number one in nuts.

•                  UB owns some of Europe’s best known biscuits and snack brands including McVities, one of the best known brands in the United Kingdom, Penguin, go ahead!, McVitie’s Jaffa Cakes, Hula Hoops, Mini Cheddars and McCoy’s, and Delacre, BN, Fontaneda and Verkade in Europe.

•                  UB employs over 11,000 people, of whom over 7,500 work in the UK.

•                  UB has 22 manufacturing facilities of which 10 are in the UK.

The market data contained in this news release have been taken from industry and other sources available to United Biscuits and in some cases adjusted based on management’s industry and other knowledge.  All market share information in this news release is based on the retail value of the referenced entity’s share of the total retail sales of the referenced market for the period.  The Company has not independently verified any third-party market information. Similarly, while the Company believes its internal estimates are reliable, they have not been verified by any independent sources and UB cannot assure you as to their accuracy.